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lnallengara@shearman.com	June 16, 2010
(212) 848-8414

By Fax (202-772-9369) Federal Express and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Hartz
Senior Assistant Chief Accountant

BE Aerospace, Inc.
Annual Report on Form 10-K for the
Fiscal Year Ended December 31, 2009 (File No. 0-18348)

Dear Mr. Hartz:

On behalf of our client, BE Aerospace, Inc. (the “Company”), we hereby acknowledge receipt of the letter dated June 10, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchang: inline; TEXT-DECORATION: underline">Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-18348) (the “Form 10-K”) and Form 10-Q for the quarter ended March 31, 2010.

On behalf of the Company, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of each comment from the Staff contained in the Comment Letter, followed by the Company’s response to such comment.  For your convenience, we have also included the captions used in the Comment Letter.

Form 10-K for the year ended December 31, 2009

Note 1.  Summary of Significant Accounting Policies, Revenue Recognition, page F-7

1.           We note your response to our prior comment 8.  Please confirm to us that you intend to disclose the percent of revenues you record using percentage of completion accounting for each period presented.  Also, please confirm and revise future filings to clarify that you record contract losses when known.  It appears to us that your current disclosures regarding “probable and

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Attention: John Hartz	June 16, 2010

estimable” imply that you record contract losses on a basis similar to contingencies which does not appear to be appropriate.

The Company confirms it will disclose in future 10-K filings, the percent of revenues recorded using the percentage of completion accounting for each period presented.  The Company also confirms that it records contract losses in the period in which they become known, and will revise its disclosures in future filings to clarify this point.

Note 13. Segment Reporting, page F-19

2.           As stated in your response to our prior comment 10, please revise future filings to disclose that providing product line disclosures is impracticable.  Refer to ASC Topic 280-10-50-40.

The Company notes the Staff’s comment and will disclose in future filings that providing product line disclosures is impracticable.

Form 10-Q for the quarter ended March 31, 2010

Liquidity and Capital Resources – Current Financial Condition, page 15

3.           We note your response to our prior comment 2 and the related disclosures in your Form 10-Q.  In future filings, please provide a more detailed explanation of the specific factors that caused the fluctuations.  In this regard, we note that your Accounts Receivable increased due to timing of billing and collections, your discussion should better explain how and why the timing of billings and collections changed.

The Company notes the Staff’s comment and will provide the requested disclosures in future filings.

*   *   *
Thank you for your assistance in reviewing this response to the Staff’s Comment Letter. Please direct any questions or comments regarding this letter to me at 212-848-8414.

Very truly yours,

/s/ Lona Nallengara

Lona Nallengara

cc:	Mindy Hooker - Securities and Exchange Commission
Anne McConnell - Securities and Exchange Commission
Sherry Haywood - Securities and Exchange Commission
Andy Schoeffler - Securities and Exchange Commission
Thomas P. McCaffrey - BE Aerospace, Inc.
Raymond Faloona - Deloitte & Touche LLP